UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
5 David Fikes St., Rehovot 7632805 Israel
+972 -73-541-2206
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On May 19, 2022, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the signing of a strategic agreement with ENOUGH, a leader in the field of mycoprotein, to accelerate commercialization.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Arik Kaufman
Name: Arik Kaufman
Title: Chief Executive Officer

Date: May 19, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1
Press Release dated May 19, 2022 – Peace of Meat, MeaTech’s Wholly Owned Belgian Cultured Avian Subsidiary Signs Strategic Agreement with ENOUGH, a Leader in the Field of Mycoprotein, to Accelerate Commercialization